UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No    ☒

Item 1:	Form 6-K dated January 19, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	January 19, 2016

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

Outcome of Board Meeting held on January 18, 2016

Mumbai, January 18, 2016: This is to inform you that the Board of Directors of the Company at their Meeting held today, i.e. January 18, 2016 have considered and approved:-

(a)	the appointment of Mr Guenter Butschek as the Chief Executive Officer and Managing Director of the Company for a period of 5 years and he is expected to join by February 15, 2016. Attached please find the Press Release and a brief profile of Mr Butschek. We confirm that Mr Butschek is not related to any of the Directors of the Company.

(b)	the buy-back of Unsecured Non-Convertible Debentures (NCDs), as part of its Debt restructuring programme to ensure balanced maturity profile and / or better terms that would include lower cost of debt as follows:-

(i)	NCDs (ISIN: INE155A08183) aggregating Rs.200 crores (2,000 NCDs of face value of Rs.10 lakhs each) due to mature on November 30, 2018; and

(ii)	NCDs (ISIN: INE155A08084) aggregating Rs.250 crores (2,500 NCDs of face value of Rs.10 lakhs each) due to mature on May 28, 2019.

This intimation is being sent as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

We would also like to inform you that though the meeting is in progress, in view of the above items being sensitive, we are releasing the same.

TATA MOTORS APPOINTS MR GUENTER BUTSCHEK AS CHIEF EXECUTIVE OFFICER

& MANAGING DIRECTOR

Mumbai, January 18, 2016:

Tata Motors has appointed Mr Guenter Butschek as Chief Executive Officer & Managing Director. Mr Butschek will lead all operations of Tata Motors in India and in international markets including South Korea, Thailand, Indonesia and South Africa. Jaguar Land Rover would continue to be managed by its Chief Executive Officer and Director, Dr Ralf Speth, who is also on the Board of Tata Motors. Mr Butschek is expected to join the company by 15th February, 2016.

Mr Butschek joins Tata Motors after his last assignment at Airbus Group where he served as Chief Operating Officer at Airbus and Member of the Group Executive Committee. Prior to Airbus, Mr Butschek worked at Daimler AG for more than 25 years in international automotive management, leading functions like production, industrialization and procurement. The last role he held was President and Chief Executive Officer of Beijing Benz Automotive Co. Ltd., a joint venture between Daimler AG and Beijing Automotive Industrial Holding in Beijing, China.

Mr Butschek, 55, graduated in Business Administration and Economics with a diploma from the University of Cooperative Education Stuttgart, Germany. He brings broad functional and general management skills, and wide international experience to his new role at Tata Motors.

Mr Cyrus P. Mistry, Chairman, Tata Motors, said, “Tata Motors is going through an exciting yet challenging phase and Mr Butschek’s appointment comes at an opportune moment. He brings with him rich global experience of growing organizations and developing new markets. I am confident that Mr Butschek’s ability to lead high performing teams will enable our company to achieve sustainable, profitable growth.”

Brief Profile of Mr Guenter Butschek

Tata Motors announced the appointment of Mr Guenter Butschek as Chief Executive Officer & Managing Director after today’s meeting of the company’s Board. He will join the company by 15th February, 2016 and will also become a Member of the Board.

Mr Butschek joins Tata Motors after his last assignment at Airbus Group where he served as Chief Operating Officer of Airbus and Member of the Group Executive Committee. Mr Butschek originally joined the company as Executive Vice President of Operations, Member of the Airbus Executive Committee, and Chairman of the Board of Management of Airbus in Germany on 1st March, 2011. He reshaped the industrial strategy, empowered operational units, implemented a global operating system and enhanced the end-to-end supply chain performance in order to master the rate increases, launch of new aircraft types and to structurally improve productivity and flexibility.

Prior to Airbus, Mr Butschek worked at Daimler AG, where he gained more than 25 years of experience in international automotive management, e.g. production, industrialization and procurement. The last role he held was President and Chief Executive Officer of Beijing Benz Automotive Co., Ltd, a joint venture between Daimler AG and Beijing Automotive Industrial Holding in Beijing, China. Leading the joint venture, he relocated the operations to an all new state-of-the-art facility and increased productivity and flexibility of the plant. He launched several new production lines for Mercedes, Chrysler, and Mitsubishi products and set the footprint for future profitable growth.

Mr Butschek began his professional career in 1984 at Mercedes-Benz AG in Stuttgart, Germany, as Project Engineer Central Material Management. After several positions in logistics, human resources and procurement at the Mercedes-Benz Passenger Cars division, Mr Butschek became a Member of the Management Board of DaimlerChrysler South Africa (DCSA) with full operational responsibility in 2000.

In 2002, Mr Butschek moved to the Netherlands as President and Chief Executive Officer of Netherlands Car B.V., a contract manufacturer within the global manufacturing network of DaimlerChrysler and Mitsubishi Motors Corporation. As part of a holistic transformation, he successfully managed the restructuring of processes and a turnaround program with significant improvements in performance, quality, and productivity.

With his broad functional, general management and wide international experience, Mr Butschek provides Tata Motors with profound knowledge in complex restructuring/turnaround programmes and cultural transformation initiatives by onboarding employees and creating ownership in the organization. His leadership creates international, multinational teams and fosters a culture of cross-functional teamwork, agility and accountability.

Mr Butschek, 55, graduated in Business Administration and Economics with a diploma from the University of Cooperative Education Stuttgart, Germany.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.